Date : February 9, 2012

Via EDGAR

United States Securities and Exchange Commission

100F Street, N.E.

Washington D.C., 20549-7010

Att: Sonia Bednarowski or John Sticke,, Staff Attorneys

Division of Corporation finance

Re: Global Seed Inc.,

Amended Registration Statement on Form S-1

Filed January 26, 2012

File No.333-177157

Dear Ms. Bednarowski and Mr. Stickel:

In response to your lettered dated February 8, 2012, concerning the Registration Statement on Form S-1( Amendment No 3) filed on January 26, 2012, we have provided the responses below and an extra S-1 copy underlined for your review.

1. Response: We have revised to add a brief statement in the Prospectus Cover page as follow:

" Our common stock may never be quoted on the OTCBB. Page 3.

2. Response: We have reconciled the following statement as follow:

" Our advertisers have already deposited $6,300 advertising fees with us." Page 5.

We believe that second part of the staff's comment is not applicable because we believe the customers' deposits is not considered revenues until our services has been performed.

3. Response: We have revised to add the basis of our belief as follow:

" We believe that well over 70% of Chinese-Americans in Houston, Texas can read Chinese. We believe that the majority of Chinese-Americans learned Chinese language in primary and secondary schools." Page 16.

4. Response: We have clarified the break-even analysis. The basis for our estimates is based on our yearly budget operation, page 21, It is intended to be an estimate only.

"If we are able to sell 8 pages of advertising space for a total of $4,800 monthly revenue, we believe it would allow the journal begin to break-even at $4,800. The estimate monthly cost associated with printing and distributing each monthly journal are as follow: printing $1,000, salary: $1,100, office equipments: $1,000; writer's fees:$500; miscellaneous Expenses and working capital: $1,200." Page 17.

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5. Response: We have made revision to this section under the Business Strategies as follow:

" We intend to charge 10% less than our competitors to capture our market shares because our lower monthly distribution volume, less brand awareness and less frequency of publication could justified our advertising rates for less than our competitors. Our competitors are monthly Chinese language publishers who offer similar products and services in Houston, Texas. You will also compete with other advertisers, including English language journals and newspapers. Page 18.

6. Response: We have revised this section under Plan of Operations:"

We intend to have new fund raising activities after the effectiveness of the S-1 registration statement. Page 21.

7. Response: We have removed the following statement:

"We have several journalists and writers who had done works for us in the past." Page 21.

8. Response: We have revised the financial statements in accordance with Rule 8-03. Pages F-3-F-8.

9. . Response: We have revised the financial statements in accordance with Rule 8-02 and 8-03. Pages F-3- F-8

10. Response: We have deleted the second Revenues Recognition policy. Page F-9

11. Response: We have deleted the note disclosure as suggested by the Staffs. Page F-13.

12. Response: We will continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

13. Response: Our auditor has updated the auditor's consent as Exhibit 23.1

14. Response: Our auditor has revised the auditor's consent as Exhibit 23.1 if you have further questions, please contact our attorney, Send copies to:

Kristie L. Lewis

Attorney-At-Law

Tel: (832)-598-7435 Fax: 832-553-1902

E-mail: Klewisattyatlaw@gmail.com

Please also send a extra copy to the following e-mail address: zhidasu726@yahoo.com

 Very Truly yours,

/s/ Su Zhi Da

Su Zhi Da, CEO/CFO

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